Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

RAM Pharmaceuticals Inc.
22 Bass Lane
Lumberton, MS 39455
https://rampharmaceuticals.com

Up to $1,235,000.00 in Series B Common Stock at $1.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: RAM Pharmaceuticals Inc.
Address: 22 Bass Lane, Lumberton, MS 39455
State of Incorporation: DE
Date Incorporated: November 11, 2024

Terms:

Equity

Offering Minimum: $124,000.00 | 124,000 shares of Series B Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Series B Common Stock
Type of Security Offered: Series B Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $300.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $2,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 15% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - 65 and receive 15% bonus shares

Amount-Based Perks

Tier 1: Invest $2,000+ and receive 3% bonus shares

Tier 2: Invest $5,000+ and receive 5 % bonus shares

Tier 3: Invest $10,000+ and receive receive a private virtual Q&A with the CEO +10 % bonus shares

Tier 4: Invest $20,000+ and receive 1-hour phone call with CEO + 15 % bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

RAM Pharmaceuticals will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Common Stock at $1.00 / share, you will receive 110 shares of Series B Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

RAM Pharmaceuticals is dedicated to delivering innovative therapies that address critical gaps in oncology and dental care. Our mission is to improve the quality of life for patients by developing advanced comfort care solutions for debilitating conditions like severe oral mucositis (SOM) caused by cancer treatments. With a focus on patient-centered outcomes, our lead product, Triamdocaine MUM, is in Phase 2 clinical trials and aims to provide targeted relief for SOM. Additionally, our Acyclonine MUM product offers effective dental pain management, reinforcing our commitment to transformative patient care.

Business Model

RAM Pharmaceuticals operates under a dual-focus business model addressing oncology and dental care markets. Revenue will be generated through licensing agreements, direct product sales, and partnerships with healthcare providers and distributors. With patents secured through 2039, we ensure exclusivity for our innovative products, enhancing our market positioning. Additionally, our investments in scalable manufacturing and streamlined product distribution maximize cost efficiency and market reach.

Intellectual Property

We have secured patents for both Triamdocaine and Acyclonine MUM, providing robust protection for our proprietary formulations and delivery mechanisms through 2039. This intellectual property ensures our innovations remain exclusive and offers a competitive advantage in the marketplace. Our trademark applications further position RAM Pharmaceuticals as a recognized leader in cancer and dental care innovation.

Competitors and Industry

Competitors

RAM Pharmaceuticals operates in a niche space with few direct competitors. Existing SOM treatments, such as basic oral rinses and palliative care products, lack FDA approval and fail to address the underlying pain and inflammation effectively. Our direct competitors in dental care focus primarily on broad-spectrum treatments, whereas our products like Acyclonine MUM offer targeted relief, giving us a distinct edge in efficacy and patient outcomes.

Industry

The global oncology and dental care markets are experiencing unprecedented growth, driven by rising cancer diagnoses and increasing demand for advanced supportive care solutions. The market for SOM treatments alone represents a significant opportunity, with hundreds of thousands of patients affected annually and few FDA-approved solutions available. By addressing these critical gaps, RAM Pharmaceuticals is strategically positioned to lead in both sectors, capitalizing on the expanding demand for innovative therapies.

Current Stage and Roadmap

Current Stage

RAM Pharmaceuticals has achieved several key milestones, including FDA IND approval for Triamdocaine in November 2023, the completion of product development, and the initiation of Phase 2 clinical trials. Our pipeline includes advanced formulations for cancer and dental care, backed by secured patents and scalable manufacturing processes. With proof-of-concept trials scheduled for Q2 2025, we are well on track to bring our groundbreaking solutions to market.

Future Roadmap

Our immediate goals focus on completing clinical trials, securing additional funding, and advancing Triamdocaine to commercialization. We aim to establish strategic partnerships with healthcare providers and distributors to expand our market reach. Over the next five years, we plan to broaden our product portfolio, explore international markets, and leverage our patented technologies to address additional unmet needs in oncology and dental care. By continually innovating and expanding, RAM Pharmaceuticals is poised to become a leader in transformative patient care.

The Team

Officers and Directors

Name: Ricky Myers

Ricky Myers's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Board Member, Principal Accounting Officer
  Dates of Service: February, 2020 - Present
  Responsibilities: RAM Pharmaceuticals' Founder and CEO, Ricky Myers, is also the inventor and patent holder for its novel process application for the RAMtherapeutics products Triamdocaine and the RAMdental product Acyclonine MUM. An accomplished businessman for over 30 years, Myers has a passion for mentoring and helping individuals and companies reach further levels of success. Through the years, Myers has had the opportunity to work for and manage recognizable and nationwide businesses, as well as establish his own companies. Myers receives $20,000 in annual compensation and own 64.8% of voting rights.

Other business experience in the past three years:

- Employer: RAMcon LLC
  Title: CEO
  Dates of Service: January, 2008 - Present
  Responsibilities: RAMCON Consulting Group provides best in class sales and marketing consulting. We build innovative strategies and market analysis that help companies acquire, grow, and retain profitable customers.

Name: Scotte Hudsmith

Scotte Hudsmith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: September, 2020 - Present
  Responsibilities: Scotte serves on the board of directors. He does not receive compensation.

Other business experience in the past three years:

- Employer: Specialized Dental Partners
  Title: Chairman and CEO
  Dates of Service: September, 2022 - Present
  Responsibilities: Scotte leads the Company vision and serves as the chairman of the board.

Other business experience in the past three years:

- Employer: US Endo Partners
  Title: Chairman and CEO
  Dates of Service: January, 2022 - Present
  Responsibilities: Scotte leads the Company vision and serves as the chairman of the board.

Other business experience in the past three years:

- Employer: Oral Surgery Partners
  Title: Board Member
  Dates of Service: June, 2020 - Present
  Responsibilities: Scotte serves on the board of directors.

Other business experience in the past three years:

- Employer: Partners in Ventures, LLC
  Title: Co-Founder
  Dates of Service: November, 2018 - Present
  Responsibilities: Scotte co-founded this venture.

Other business experience in the past three years:

- Employer: Total Primary Care

Title: Board Member
Dates of Service: June, 2020 - January, 2024
Responsibilities: Scotte serves on the board of directors.

Name: Jason Cucullu

Jason Cucullu's current primary role is with Talksouth. Jason Cucullu currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2024 - Present
  Responsibilities: Jason serves on the board of directors. He does not receive compensation.

Other business experience in the past three years:

- Employer: Talksouth
  Title: CEO
  Dates of Service: May, 2002 - Present
  Responsibilities: Jason runs the business and provides vision and direction.

Name: Aaron Deves

Aaron Deves's current primary role is with Ocean Ridge Strategy Group. Aaron Deves currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: February, 2024 - Present
  Responsibilities: Aaron serves on the board of directors and provides strategic advice. He receives compensation fees.

Other business experience in the past three years:

- Employer: Ocean Ridge Strategy Group
  Title: CEO
  Dates of Service: November, 2023 - Present
  Responsibilities: Owner and consultant

Other business experience in the past three years:

- Employer: Teva Pharmaceuticals
  Title: SVP and COO Specialty Business
  Dates of Service: June, 2016 - October, 2023
  Responsibilities: Aaron was responsible for the US Specialty Pharmaceuticals Business at Teva.

Name: Dale Hubbard

Dale Hubbard's current primary role is with Strategic Advisory Group, LLC. Dale Hubbard currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2024 - Present
  Responsibilities: Dale serves on the board of directors. He does not receive compensation.

Other business experience in the past three years:

- Employer: Strategic Advisory Group, LLC
  Title: Member
  Dates of Service: August, 2008 - Present

Responsibilities: Dale works on commercial real estate development opportunities as a member of the limited liability company. He is primarily responsible for finance and administration of the company. He also serves as general counsel.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for Triamdocaine. Delays or cost overruns in the development of Triamdocaine and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Series B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

RAM Pharmaceuticals Inc. was formed on 11 11, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. RAM Pharmaceuticals Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that RAM Pharmaceuticals have good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peo related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The CEO of the Company Has Had Financial Challenges That May Impact Investor Perception
The CEO has experienced prior financial challenges, including two business-related bankruptcies filed in 2000 and 2014. These were largely caused by a significant client default during the start-up phase of a prior business. These bankruptcies created both personal and professional financial difficulties. Since then, the CEO has operated several companies successfully, demonstrating resilience, financial discipline, and effective leadership. In addition, the CEO is actively addressing two unresolved federal tax liens from 2018 totaling $32,133. These claims are being disputed as unjust, and the CEO's legal counsel is working with the Taxpayer Advocate's Office to resolve the matter. Delays were exacerbated by the COVID-19 pandemic, but the next scheduled meeting with the IRS is set for January 31, 2024. The CEO has also represented that a 2013 civil judgment for $1,720 was resolved, though supporting documentation is unavailable due to record loss during Hurricane Katrina. The Company believes that these historical matters do not impact its current financial health or operations. The CEO has emphasized that lessons learned from these experiences have informed the Company's approach to risk management, strategic planning, and leadership. Investors should carefully evaluate this information when considering the offering.

Director Tax Lien Disclosure
Jason Cucullu, a director of RAM Pharmaceuticals, has an outstanding federal tax lien filed by the Internal Revenue Service (IRS) in the amount of $77,801, recorded under Filing Number 739500 on September 28, 2015. Mr. Cucullu is currently working with his CPA to clarify the status of this lien and confirm whether it remains outstanding. However, as of the date of this offering, it has not been formally released or satisfied. Additionally, historical records indicate that state tax liens were previously filed against Mr. Cucullu in Mississippi, but one was noted as "Filed in Error" and subsequently released on December 9, 2010. These prior liens are no longer active. Investors should consider this information when evaluating the management team and associated risks. There is no assurance that the outstanding lien will be resolved in a particular timeframe or under specific terms.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Richard Meyers	11,755,945	Series A Common Stock	64.8%
DSS RAM Investments, LLC [Owned by Scotte Hudsmith (manager), Scott Law and Dana Fender]	5,968,682	Series A Common Stock	32.9%

The Company's Securities

The Company has authorized Series A Common Stock, and Series B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Series B Common Stock.

Series A Common Stock

The amount of security authorized is 20,000,000 with a total of 18,141,890 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Series A Common Stock.

Series B Common Stock

The amount of security authorized is 1,700,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series B Common Stock.

Material Rights

There are no material rights associated with Series B Common Stock.

What it means to be a minority holder

As a minority holder of Series B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A Common Stock
  Type of security sold: Equity
  Final amount sold: $325,000.00
  Number of Securities Sold: 18,141,890
  Use of proceeds: Dental Product Dev, FDA IND Approval, and Operating Capital
  Date: May 30, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We project that the business can sustain operations for approximately six months without generating revenue. This estimate accounts for our current cash reserves, anticipated operational expenses, and the absence of external financing or additional income streams. The six-month timeline reflects a conservative approach to ensure financial stability during this critical phase.

Foreseeable major expenses based on projections:

The major projected expenses include:

Operating Costs: Approximately $20,000 per month to cover essential operational expenses such as employee salaries, facility costs, utilities, and administrative overhead.

Proof of Concept Development: A significant one-time expense of $350,000 is allocated to develop a robust Proof of Concept (POC) for our cancer therapy. This expense includes research, testing, materials, and collaboration with specialized consultants or laboratories.

These expenditures are critical to advancing our product pipeline and positioning the company for subsequent funding rounds or revenue generation.

Future operational challenges:

Marketing and Sales: The dental product may face challenges in gaining market traction, particularly in reaching and converting target audiences effectively. Establishing brand trust and demonstrating the product's value proposition will require significant effort and strategic execution.

Scaling Operations: As demand for the dental product grows, managing supply chain logistics and maintaining product quality during scaling could present operational hurdles.

Future challenges related to capital resources:

Proof of Concept Funding: Securing sufficient capital to complete the POC for the cancer therapy is a pressing challenge. Without a compelling POC, advancing to FDA review and subsequent stages becomes difficult.

Marketing Resources for Dental Therapy: The dental product's success will depend heavily on robust marketing efforts. Allocating adequate resources to build awareness, generate leads, and sustain campaigns will be essential but resource-intensive.

Bridge Financing: Balancing cash flow during product development and pre-revenue stages will require careful financial planning and, potentially, bridge financing solutions.

Future milestones and events:

Successful Proof of Concept for Cancer Therapy: Achieving a successful POC will validate the product's viability, attract investor interest, and pave the way for regulatory submission.

FDA Fast-Track Designation: Securing fast-track designation for the cancer therapy would accelerate the regulatory process, reduce time to market, and enhance investor confidence.

Revenue Break-Even for the Dental Product: With RAM's low operational overhead, achieving sales of approximately 300 units per month would make the dental product financially self-sustaining. This milestone would also serve as a benchmark for expanding marketing and distribution efforts.

Partnerships and Collaborations: Establishing strategic alliances with industry players for both dental and cancer therapies could provide additional resources, expertise, and market access.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2025, the Company has capital resources available in the form of a shareholder loan for $50,000 from DSS RAM, LLC.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. RAM has other resources for capital, but chose crowdfunding via StartEngine as our most favored.

These funds are required to support monthly operating expenses, a Proof of Concept for the Cancer Therapy, and the marketing and relaunch of the dental therapy. They are also imperative for the company to collect the science needed to bring the product to market.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000.00, we anticipate the Company will be able to operate for 5 Months. This does not take into consideration the licensing revenue offset of the dental product.

This estimate is based on future monthly burn rate:

$20,000.00/month - salaries, R&D, insurance, and monthly overhead.

$15,000 - dental product marketing and paid ad campaigns

$9,000.00 - gathering whitepapers/science behind cancer and dental products.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 3 years. This is based on a projected monthly burn rate of $33,000.00 for expenses related to salaries, R&D, insurance, monthly overhead, Proof of Concept and preparing for Phase 2 and 3 combined clinical trials. This does not take into consideration the licensing revenue offset of the dental product.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raise for R&D and Clinical Trials. We also anticipate licensing revenues from the dental product.

Indebtedness

- Creditor: Ram Consulting, LLC
  Amount Owed: $38,555.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Entity: Ram Consulting, LLC
  Names of 20% owners: Ricky Myers
  Relationship to Company: Ram Consulting is owned and operated by Ricky Myers
  Nature / amount of interest in the transaction: Ram Consulting is owned and operated by the CEO of the raising entity.
  Material Terms: In 2023, the Company had a receivable of $7,445 due from a related party, Ram Consulting, LLC. This receivable carries no interest and has no specified maturity date. The full amount has been classified as a current asset.

Valuation

Pre-Money Valuation: $18,141,890.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  40.0%
  We will use 40% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  7.0%
  We will use 7% of the funds raised to purchase inventory for the Company's Acyclonine MUM in preparation of relaunch of the dental product.

- Company Employment
  22.0%
  We will use 22% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing Support, Customer service. Wages to be commensurate with training, experience and position.

- Working Capital

11.5%

We will use 11.5% of the funds for working capital to cover expenses for the relaunch and marketing as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  2.0%
  We will use 2% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  45.0%
  We will use 45% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Company's Acyclonine MUM in preparation of relaunch of the dental product.

- Company Employment
  25.0%
  We will use 25% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing Support, Customer service. Wages to be commensurate with training, experience and position.

- Working Capital
  11.0%
  We will use 11% of the funds for working capital to cover expenses for the relaunch and marketing as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  3.5%
  We will use 3.5% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://rampharmaceuticals.com (www.rampharmaceuticals.com/reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rampharma

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR RAM Pharmaceuticals Inc.

[See attached]

RAMPHARMA, LLC
&
RAM HOLDINGS, LLC

COMBINED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2023, AND 2022
(Unaudited)

INDEX TO COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT 1

COMBINED FINANCIAL STATEMENTS:

Combined Balance Sheets 2

Combined Statement of Operations 3

Combined Statement of Changes in Members' Equity 4

Combined Statement of Cash Flows 5

Notes to Combined Financial Statements 6



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
RAMPHARMA, LLC & RAM HOLDINGS, LLC
Lumberton, Mississippi

We have reviewed the accompanying combined financial statements of RAMPHARMA, LLC & RAM HOLDINGS, LLC (the "Company"), which comprise the combined balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these Combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying combined financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

January 8, 2025
Los Angeles, California

RAMPHARMA, LLC & RAM HOLDINGS, LLC
COMBINED BALANCE SHEET
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	23,438	$	213,281
Due from Related Parties		7,445		-
Inventory		6,495		6,495
Total Current Assets		**37,378**		**219,776**
Property and Equipment, net		4,502		1,489
Intangible Assets		1,657		1,505
Total Assets	**$**	**43,537**	**$**	**222,770**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit Cards	$	26,635	$	9,227
Related Party Loans		38,555		34,110
Total Current Liabilities		**65,190**		**43,337**
Total Liabilities		**65,190**		**43,337**
MEMBERS' EQUITY				
Members' Equity		(21,653)		179,433
Total Members' Equity		**(21,653)**		**179,433**
Total Liabilities and Members' Equity	**$**	**43,537**	**$**	**222,770**

See accompanying notes to financial statements.

RAMPHARMA, LLC & RAM HOLDINGS, LLC

COMBINED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 1,970	$ 17,535
Cost of Goods Sold	2,232	11,405
Gross Profit/ (Loss)	**(262)**	**6,130**
Operating Expenses		
General and Administrative	224,774	252,893
Sales and Marketing	4,424	18,875
Total Operating Expenses	**229,198**	**271,768**
Net Operating Loss	**(229,460)**	**(265,638)**
Interest Expense	1,007	163
Other Loss/(Income)	-	-
Loss Before Provision for Income Taxes	**(230,467)**	**(265,801)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (230,467)**	**$ (265,801)**

See accompanying notes to financial statements.

RAMPHARMA, LLC & RAM HOLDINGS, LLC

COMBINED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

(UNAUDITED)

(in , $US)	Members' Equity	
Balance—December 31, 2021	**$**	**211,145**
Capital Contribution		275,000
Capital Distribution		(40,911)
Net Loss		(265,801)
Balance—December 31, 2022	**$**	**179,433**
Capital Contribution		75,000
Capital Distribution		(45,619)
Net Loss		(230,467)
Balance—December 31, 2023	**$**	**(21,653)**

See accompanying notes to financial statements.

RAMPHARMA, LLC & RAM HOLDINGS, LLC
COMBINED STATEMENTS OF CASH FLOWS
(UNAUDITED)

- 5 -

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (230,467)	$ (265,801)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property and Equipment	1,219	372
Amortization of intangible assets	223	185
Changes in Operating Assets and Liabilities:		
Due from Related Parties	(7,445)	
Inventory	-	(487)
Accounts Payable	-	(11,250)
Credit Cards	17,408	5,175
Net Cash Used In Operating Activities	(219,062)	(271,806)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(4,232)	(1,861)
Purchases of Intangible Assets	(375)	(250)
Net Cash Used in Investing Activities	(4,607)	(2,111)
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	75,000	275,000
Capital Distribution	(45,619)	(40,911)
Borrowing on Related Party Loans	4,445	34,110
Net Cash Provided by Financing Activities	33,826	268,199
Change In Cash and Cash Equivalents	(189,843)	(5,718)
Cash and Cash Equivalents—Beginning Of Year	213,281	218,999
Cash and Cash Equivalents—End Of Year	$ 23,438	$ 213,281
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ 1,007	$ 163

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Ram Holding LLC was established on May 4, 2021, in the state of Mississippi, while Rampharma, LLC was formed earlier, on December 6, 2016, also in Mississippi. Both companies share the same ownership structure and are currently undergoing an ownership restructuring process. A new C Corporation, RAM Pharmaceuticals Inc, is in the final stages of formation and will serve as the parent company for both Ram Holding LLC and Rampharma, LLC. The Combined financial statements of Ram Holding LLC and Rampharma, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lumberton, Mississippi.

RAMpharma, LLC specializes in dental pain management solutions, including Acyclonine MUM, a 503B compounded product designed to provide targeted relief for various oral conditions through its patented delivery process. RAM Holding LLC focuses on innovative treatments such as Triamdocaine™, which alleviates painful oral lesions caused by radiation and chemotherapy while promoting faster healing. Together, these companies develop advanced healthcare solutions to improve patient well-being.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying combined financial statements include our accounts and those of our subsidiaries, which are comprised of variable interest entities in which we are the primary beneficiary and voting interest entities, in which we determined we have a controlling financial interest, under the "Consolidations" topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) (Topic 810).

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which are generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2023, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $4,424 and $18,875, which are included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 8, 2025, which is the date the financial statements were issued.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2023	2022
Finished Goods	$ 6,495	$ 6,495
Total Inventory	**$ 6,495**	**$ 6,495**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of December 31,	2023	2022
Computer Equipment	$ 6,093	$ 1,861
Property and Equipment, at cost	**6,093**	**1,861**
Accumulated Depreciation	(1,591)	(372)
Property and Equipment, net	**$ 4,502**	**$ 1,489**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $1,219 and $372, respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible assets consist of:

As of December 31,	2023	2022
Patent	$ 2,225	$ 1,850
Intangible Assets, at cost	**2,225**	**1,850**
Accumulated Amortization	(568)	(345)
Intangible Assets, net	**$ 1,657**	**$ 1,505**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2023, and 2022 were in the amount of $223 and $185, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense
2024	$ 223
2025	223
2026	223
2027	223
Thereafter	765
Total	$ **1,657**

6. MEMBERS' EQUITY

The ownership percentages of the members for both companies as of December 31, 2023, are identical and are as follows:

Member's Name	Ownership Percentage
Richard A. Myers	80.00%
DSS RAM Investments, LLC	17.14%
Halls of Valhalla, LLC	2.86%
Total	**100.00%**

Voting Rights:

-Each member has voting rights proportional to their ownership interest in the company.
-Decisions generally require a majority vote unless specified otherwise (e.g., unanimous consent for certain actions).

Distribution Rights:

-Profits and losses are allocated to members on a pro-rata basis according to their membership interests.
-Distributions of Distributable Cash are also made pro-rata, subject to the company's financial decisions and agreements among members.
-Tax distributions are issued annually to cover members' tax obligations from company earnings.

Liquidity Rights:

-Transfers of membership interests are restricted and require unanimous written consent from other members.
-Members have the right of first refusal on any sale of membership interests to third parties.
-Transfers to immediate family members or trusts for estate planning are allowed but do not grant voting rights unless explicitly agreed.

7. DEBT

Related-party Loans

During the year, the Company borrowed funds from a related party, Ram Consulting, LLC, which shares a similar ownership structure with the other two companies. The details of the loan are as follows:

				As of December 2023			As of December 2022		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Ram Consulting, LLC	$ 38,555	0%	No set maturity	$ 38,555	$ -	$ 38,555	$ 34,110	$ -	$ 34,110
Total				$ 38,555	$ -	$ 38,555	$ 34,110	$ -	$ 34,110

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as a current liability.

8. RELATED PARTY

During the year, the Company borrowed funds from a related party, Ram Consulting, LLC, as detailed in Footnote 7 - Debt.

In 2023, the Company had a receivable of $7,445 due from a related party, Ram Consulting, LLC. This receivable carries no interest and has no specified maturity date. The full amount has been classified as a current asset.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through January 8, 2025, which is the date the financial statements were available to be issued.

A new C Corporation, RAM Pharmaceuticals Inc., is in the final stages of formation and will serve as the parent company for both Ram Holdings, LLC and Rampharma, LLC.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $229,460, an operating cash flow loss of $219,062 and liquid assets in cash of $23,438, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

RAM PHARMACEUTICALS, INC.

REVIEWED FINANCIAL STATEMENTS
AS OF INCEPTION (NOVEMBER 11, 2024)
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
RAM Pharmaceuticals Inc.
Lumberton, Mississippi

We have reviewed the accompanying financial statements of RAM Pharmaceuticals Inc. (the "Company,"), which comprise the balance sheet as of November 11, 2024, and the related statement of operations, statement of stockholders' equity, and cash flows for the period endings on November 11, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

January 24, 2025
Los Angeles, California

RAM PHARMACEUTICALS INC.

BALANCE SHEET

(UNAUDITED)

As of Inception	**November 11, 2024**
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ -
Total Current Assets	**-**
TOTAL ASSETS	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total Liabilities	$ -
STOCKHOLDERS' EQUITY	
Common Stock	-
Retained Earnings/(Accumulated Deficit)	-
Total Stockholders' Equity	**-**
Total Liabilities and Stockholders' Equity	**$ -**

See accompanying notes to financial statements.

RAM PHARMACEUTICALS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For The Period Ended	**November 11, 2024**
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/(Loss)	**-**
Operating Expenses	
General and Administrative	-
Total Operating Expenses	**-**
Operating Income/(Loss)	**-**
Interest Expense	-
Other Loss/(Income)	-
Income/(Loss) Before Provision For Income Taxes	**-**
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

RAM PHARMACEUTICALS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

| (USD $ in Dollars) | Common Stock | | Retained Earnings/ Accumulated Deficit | Total Stockholders' Equity |
	Shares	Amount		
Inception Date —November 11, 2024	-	$ -	-	$ -
Issuance of Stock	-	-	-	-
Net Income/Loss	-	-	-	-
Balance— November 11, 2024	-	$ -	$ -	$ -

See accompanying notes to financial statements.

RAM PHARMACEUTICALS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For The Period Ended	November 11, 2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ -
Net Cash Provided By /(Used In) Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided By /(Used In) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided By /(Used In) Financing Activities	-
Change In Cash And Cash Equivalents	-
Cash And Cash Equivalents—Beginning Of The Year	-
Cash And Cash Equivalents—End Of The Year	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to financial statements.

RAM PHARMACEUTICALS INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIOD ENDED NOVEMBER 11, 2024 (INCEPTION DATE)

1.   NATURE OF OPERATIONS

RAM Pharmaceuticals Inc. was incorporated on November 11, 2024, in the state of Delaware. On January 3, 2025, RAM Pharmaceuticals Inc. entered into a Contribution Agreement with Richard A. Myers, DSS RAM Investments, LLC, and Halls of Valhalla, LLC, whereby the company acquired 100% of the membership interests in RAMpharma LLC and RAM Holdings LLC in exchange for 18,141,890 Series A Common Shares, issued proportionally to the contributing parties. This transaction was executed as part of an internal reorganization. The financial statements of RAM Pharmaceuticals Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lumberton, Mississippi.

RAMpharma, LLC specializes in dental pain management solutions, including Acyclonine MUM, a 503B compounded product designed to provide targeted relief for various oral conditions through its patented delivery process. RAM Holding LLC focuses on innovative treatments such as Triamdocaine™, which alleviates painful oral lesions caused by radiation and chemotherapy while promoting faster healing. Together, these companies develop advanced healthcare solutions to improve patient well-being.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of November 11, 2024, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Income Taxes
The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts

that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition
The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 24, 2025, which is the date the financial statements were issued.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 2,700 shares of Common Non-Voting Stock at a no par value. As of November 11, 2024, none of the shares have been issued and were outstanding.

4. DEBT

The Company has no debt outstanding as of November 11, 2024.

5. RELATED PARTY

There are no related party transactions as of November 11, 2024.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of November 11, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

On January 2, 2025, the Company amended its Articles of Incorporation to authorize the issuance of 20,000,000 shares of Class A Common Stock and 1,700,000 shares of Class B Common Stock. As of January 24, 2025, a total of 18,141,890 shares of Class A Common Stock have been issued and are outstanding.

On January 3, 2025, RAM Pharmaceuticals Inc. entered into a Contribution Agreement with Richard A. Myers, DSS RAM Investments, LLC, and Halls of Valhalla, LLC, whereby the company acquired 100% of the membership interests in RAM Pharma LLC and RAM Holdings LLC in exchange for 18,141,890 Series A Common Shares, issued proportionally to the contributing parties. This transaction was executed as part of an internal reorganization.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF RAM PHARMACEUTICALS

Restoring Life's Simple Joys Through Innovation

RAM Pharmaceuticals is a clinical-stage company driven by a clear mission: cancer treatment shouldn't rob patients of life's simplest joys—sharing a laugh, enjoying a meal, or whispering "I love you." Through our Cancer Comfort Care Initiative, we are restoring dignity and bringing relief to those undergoing the fight of their lives.

Our flagship product, Triamdocaine, is a revolutionary therapy designed to alleviate the pain and discomfort caused by severe oral mucositis (SOM). Triamdocaine delivers precise, localized relief to help cancer patients reclaim their quality of life. With FDA IND approval secured, RAM Pharmaceuticals is advancing innovation in supportive cancer care.

Beyond oncology, our commitment extends to dental health with Acyclonine MUM, a proven therapy providing targeted relief for oral conditions such as mucosal ulcerations, post-operative pain, and traumatic injuries. Through these innovations, RAM Pharmaceuticals is transforming care across two critical health sectors and inviting you to join us on this impactful journey.

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[Get Equity]

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

[Get Equity
$1.00 Per Share]

MIN INVEST ⓘ   VALUATION
$300 $18.14M

REASONS TO INVEST

Transforming Cancer and Dental Care

RAM Pharmaceuticals is at the forefront of innovation with therapies like Triamdocaine, revolutionizing supportive cancer care, and Acyclonine MUM, addressing complex dental conditions. These solutions underscore our commitment to improving lives and elevating standards of care.

Positioned for Growth in Expanding Markets

With global cancer diagnoses on the rise and increasing demand for dental treatments, RAM Pharmaceuticals is strategically positioned in two high-growth healthcare sectors, addressing critical patient needs and expanding market opportunities.

Securing Long-Term Leadership

Backed by patents extending through 2039, RAM Pharmaceuticals has a robust intellectual property portfolio, providing a competitive edge and long-term market viability, all while delivering meaningful, life-enhancing solutions to patients in need.

*This information may contain forward-looking statements regarding the development, commercialization, and potential market impact of RAM Therapeutics' products. These statements are based on current assumptions and projections and are subject to risks and uncertainties.

TEAM



Ricky Myers • Chief Executive Officer, Board Member, Principal Accounting Officer

Ricky Myers serves as the CEO of RAM Pharmaceuticals, where he leads the company's efforts in developing innovative treatments for painful oral lesions and spearheads the Cancer Comfort Care initiative. He oversees the strategic direction of RAM's product portfolio, including the pursuit of FDA approvals for groundbreaking therapies targeting severe oral mucositis in cancer patients. Triamdocaine received FDA IND approval on November 11, 2023, and is currently in Phase 2 clinical trials. With over 30 years of experience in business management and entrepreneurship, he is committed to enhancing patient care and comfort through effective pharmaceutical solutions.

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Scotte Hudsmith • Board Member

Scotte Hudsmith currently serves as Chairman and CEO of Specialized Dental Partners, a Dental Support Organization that supports 250-plus locations in 33 states and 400-plus dental specialists that focus on Endodontics, Oral Surgery and Periodontics. Prior to his current roles, Scotte was the Chairman & Chief Executive Officer of Smile Doctors, where he co-founded and guided the executive leadership team during the company's expansion to become the world's largest Orthodontic Support Organization. He continues to serve Smile Doctors as Chairman Emeritus.

Hudsmith has more than 30 years of corporate leadership experience, including executive roles in finance, operations, business development and sales and marketing. He specializes in developing and implementing growth strategies in healthcare companies that are private equity-backed and has extensive experience coordinating mergers and acquisitions. He also holds several board appointments for PE funds, private and nonprofit organizations.

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Jason Cucullu • Board Member

Jason Cucullu is an accomplished business leader with over two decades of experience. As CEO of Talksouth for 24 years, Jason has demonstrated exceptional vision and leadership in the communication industry. Additionally, he has successfully led KG Realty as CEO for the past 3 years, bringing innovation and growth to the real estate sector.

A graduate of the University of Southern Mississippi, Jason combines a strong educational foundation with a passion for creating meaningful connections and opportunities. Outside of his professional endeavors, Jason is an avid outdoorsman who enjoys hunting, fishing, and spending quality time with his family. Married to his wife Leslie for 20 years, they are proud parents to two children, Kinley (19) and Gardner (17).

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Aaron Deves • Board Member

Aaron is an enterprising executive leader with 28 years of experience in the life sciences industry. He has a diverse background in strategic planning, brand development, marketing, market access, operations, and sales management across various sectors, including biologics, vaccines, and small molecules, at various stages of the product life cycle. His expertise extends to global commercialization and the evaluation of asset opportunities, which have led to multiple business development deals and product agreements. Aaron has directly led or played a critical role in numerous successful brand launches. Throughout his career, he has demonstrated a remarkable ability to manage complex situations and teams, earning him a reputation for excellence in the field of life sciences. Aaron is currently the Founder and CEO of Ocean Ridge Strategy Group LLC, where he provides commercial and development advisory services to Life Sciences Companies. Before founding Ocean Ridge Strategy Group, he held significant positions at leading pharmaceutical companies, including Teva Pharmaceuticals, Otsuka Pharmaceuticals, Pfizer, and Wyeth.

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Dale Hubbard • Board Member

With nearly 50 years' leadership experience, Dale brings expertise in sales, acquisitions, and consulting. Following nearly a decade as president of Hubbard-Lawson Building Specialties, he was managing partner of a private law firm for 16 years. In 1998, Dale entered the telecommunications market as a principal in CommuniSite Cellular Towers, LLC. He was instrumental in growing the company to subsequently achieve its exit strategy, selling the company less than three years after its inception to American Tower Corporation. Dale then founded, and later sold, Nsight Technologies, LLC, a regional information technology consulting business. For the last decade, he has been a partner in Strategic Advisory Group, LLC, a commercial real estate development firm based in Ridgeland, MS.

Dale is a member of the Mississippi Bar Association and has served as a director on a variety of boards. Currently, he serves as Rear Commodore and a member of the board of the Jackson Yacht Club.

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THE PROBLEM & OUR SOLUTION



The Challenge

Cancer treatment can disrupt life's most basic joys, such as eating, speaking, and connecting with loved ones. Severe oral mucositis (SOM), a common side effect of radiation and chemotherapy, causes pain and discomfort that often prevents patients from living fully during treatment. Despite its prevalence, SOM remains underserved, with limited effective therapies available.



ONCOLOGY THERAPEUTICS MARKET GROWTH

650,000
Patients in the United States undergo chemotherapy treatment yearly

575,000
Patients in the United States undergo radiation therapy treatment yearly

Our Solution

RAM Pharmaceuticals is introducing **Triamdocaine**, a first-of-its-kind dry powder spray therapy aimed at providing rapid relief for SOM. Combining anesthetic, antiviral, and anti-inflammatory agents, Triamdocaine delivers precise relief directly to the affected areas. RAM Pharmaceuticals is working to bring comfort back to cancer care.

Market Validation



RISK OF INFECTION

The sores and ulcers characteristic of mucositis provide a potential entry point for bacteria and other pathogens that can lead to potentially severe infections.

NUTRITIONAL COMPLICATIONS

Due to pain and difficulty in swallowing, patients often struggle with adequate nutrition and hydration. This can lead to weight loss, malnutrition, and dehydration.

TRIAMDOCAINE WILL ADDRESS THE FOLLOWING

TREATMENT INTERRUPTIONS

In severe cases, mucositis can lead to the need to modify or interrupt cancer treatment. This can affect the efficacy of the cancer treatment plan, potentially impacting the overall prognosis of the patient

EMOTIONAL & PSYCHOLOGICAL IMPACT

Dealing with the symptoms of mucositis can be emotionally draining for patients. It can lead to feelings of frustration, sadness, and anxiety, contributing to an overall decline in mental health.

Discover firsthand accounts from dentists who use our products:



01:12

01:52

Meeting Critical Needs with Proven Solutions

RAM Pharmaceuticals is addressing gaps in oncology and dental care with therapies that improve patient lives.

Triamdocaine, our flagship product, directly addresses the needs of cancer patients experiencing oral mucositis (OM), which affects up to 90% of those receiving combined radiation and chemotherapy.

In dental care, **Acyclonine MUM** has already demonstrated success in managing a wide range of oral conditions, from mucosal ulcerations to traumatic injuries. These proven results position RAM

Pharmaceuticals as a trusted leader in both markets.

We are pursuing a combined Phase 2/Phase 3 study, contingent upon successful proof-of-concept results and regulatory review. This strategy, proven effective by our clinical team in previous go-to-market efforts, has the potential to save approximately $1.5 million in Phase 2 clinical trial costs.

Additionally, our intellectual property portfolio, with patents secured through 2039, ensures a competitive edge in these rapidly growing sectors.


RAM
PHARMA
Mitigating Treatment Interruptions
Resolving Nutritional Complications
Alleviate Pain and Discomfort
TRIAMDOCAINE TM
Decrease Emotional and Psychological Impact
Reduce Risk of Infection
Avoiding Increased Healthcare Costs

Social Impact



Through our **Cancer Comfort Care Initiative**, we are ensuring that patients undergoing treatment can reclaim life's simple joys.

Compassion in Action: The Comfort Care Initiative

At RAM Pharmaceuticals, we believe care extends beyond medicine—it's about restoring hope and dignity to those facing life's toughest challenges. Through our **Cancer Comfort Care Initiative**, we are ensuring that patients undergoing treatment can reclaim life's simple joys.

Triamdocaine is more than a therapy; it's a lifeline for cancer patients struggling with severe oral mucositis. By alleviating pain and discomfort, it enables patients to focus on recovery while maintaining their ability to connect with loved ones.

Our commitment to comfort care also extends to dental health with **Acyclonine MUM**, a therapy that provides targeted relief for symptoms linked to Acute and Chronic Oral Mucosal Ulcerations, Post Op Pain Management, Oral Mucositis in Cancer Patients, Traumatic Dental Injuries, Aphthous Ulcers, Abscesses,

Necrotizing Diseases, Lichen Planus, Pemphigus, and Stomatitis. Through these groundbreaking therapies, RAM Pharmaceuticals is transforming patient care and ensuring that comfort is a priority in every treatment plan.

Beyond innovation, we are raising awareness, collaborating with healthcare providers, and redefining what it means to provide patient-centered care. Together, we're creating a future where comfort and dignity are integral to every treatment journey.

Competitive Landscape



We are truly passionate about making a positive difference in the lives of patients and their families.

Leading the Way in Comfort Care

RAM Pharmaceuticals is uniquely positioned at the intersection of oncology and dental care, offering solutions that address unmet needs with innovation and compassion.

In oncology, severe oral mucositis (SOM) remains underserved, with limited therapies available. Triamdocaine stands out as a pioneering solution, offering targeted relief with a patented delivery system. Its unique formulation combines anesthetic, antiviral, and anti-inflammatory agents, providing patients with effective symptom management and a better quality of life.

In dental care, **Acyclonine MUM** offers a proven, targeted solution for oral pain and injuries, addressing conditions where current options often fall short.

With patents secured through 2039 and a dual focus on high-growth markets like Dental Support Organizations (companies that corporately manage many dental locations), RAM Pharmaceuticals is setting a new standard in supportive care. The DSO market size was valued at $137.77 billion in 2023 and is predicted to reach USD 583.68 billion by 2032.

ABOUT

HEADQUARTERS

22 Bass Lane
Lumberton, MS 39455

WEBSITE

View Site ↗

RAM Pharmaceuticals is a clinical-stage company driven by a clear mission: cancer treatment shouldn't rob patients of life's simplest joys—sharing a laugh, enjoying a meal, or whispering "I love you." Through our Cancer Comfort Care Initiative, we are restoring dignity and bringing relief to those undergoing the fight of their lives.

Our flagship product, Triamdocaine, is a revolutionary therapy designed to alleviate the pain and discomfort caused by severe oral mucositis (SOM). Triamdocaine delivers precise, localized relief to help cancer patients reclaim their quality of life. With FDA IND approval secured, RAM Pharmaceuticals is advancing innovation in supportive cancer care.

Beyond oncology, our commitment extends to dental health with Acyclonine MUM, a proven therapy providing targeted relief for oral conditions such as mucosal ulcerations, post-operative pain, and traumatic injuries. Through these innovations, RAM Pharmaceuticals is transforming care across two critical health sectors and inviting you to join us on this impactful journey.

TERMS

RAM Pharmaceuticals

Overview

PRICE PER SHARE
$1

VALUATION
$18.14M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $1.24M

Breakdown

MIN INVESTMENT
$300

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Series B Common Stock

MIN NUMBER OF SHARES OFFERED
124,000

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$43,537	$222,770
Cash & Cash Equivalents	$23,438	$213,281
Accounts Receivable	$0	$0
Short-Term Debt	$65,190	$43,337
Long-Term Debt	$65,190	$43,337

Revenue & Sales	$1,970	$17,535
Costs of Goods Sold	$2,232	$11,405
Taxes Paid	$0	$0
Net Income	-$230,467	-$265,801

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $2,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 20% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 15% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - 65 and receive 15% bonus shares

Amount-Based Perks

Tier 1: Invest $2,000+ and receive 3% bonus shares

Tier 2: Invest $5,000+ and receive 5 % bonus shares

Tier 3: Invest $10,000+ and receive receive a private virtual Q&A with the CEO +10 % bonus shares

Tier 4: Invest $20,000+ and receive 1-hour phone call with CEO + 15 % bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

RAM Pharmaceuticals will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Common Stock at $1.00 / share, you will receive 110 shares of Series B Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these

regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

RAm Pharmaceuticals is a clinical stage company driven by a clear mission. Through our Cancer Comfort Care initiative, we're restoring dignity for patients fighting for their lives and this is your opportunity to join us on this mission.

Cancer treatment shouldn't rob us of life's simplest joys - sharing a laugh, enjoying a meal, or simply whispering "I love you." Severe oral mucositis, SOM, affects up to 80% of head and neck cancer patients receiving radiation therapy and 40% of chemotherapy patients. These painful mouth and throat ulcers make eating, drinking, and speaking nearly impossible. It can even force doctors to pause life-saving oncology treatment, a heart brekaing reality for hundreds of thousands every year.

Despite this widespread impact, there remains a critical gap in care with very few FDA approved therapies available. This is why we are developing Triamdocaine, an advanced therapy that combines anesthetic, antiviral, and anti-inflammatory agents to provide targeted to relief from severe moral mucositis. We designed Triamdocaine to help cancer patients continue life-saving treatments without having to sacrifice their ability to eat, drink or speak.

This breakthrough is built on existing validation from our dental division. Our flagship innovation in this space is called Acyclonine MUM, a patented powder spray that deliveres medication directly to affected areas. Dental practices across the US trust this solution because it provides 3 to 6 hours of pain relief and helps patients return to normal eating within days.

I couldn't believe the results. My patients had almost instantaneos relief without having to first touch the sore area with their finger or any other applicator.

After trying it with my family, I'm thrilled to finally have an effective prescriptive strength product for my patients to manage their oral ulcers. I'm grateful for a better solution like Acyclonine MUM and the comfort it can provide to those suffering.

Our team is channelling this success in dentisty to bring hope to cancer care with Triamdocaine. Together, we bring over 75 years of pharmaceutical expertise launching oral care products, leading clinical trials, and bringing innocative therapies to market.

Now, with FDA IND approval secured, and patent protection through 2039, we are addressing a critical, unmet need in a 1.5 billion dollar market. All that's missing is you. Your investment can help support our proof of concept studies, to develop potential therapies for patients who need the most. Behind every cancer patient is a family waiting to share another laugh, another meal, another "I love you."

Join our missiong to restor dignity to cancer care. Invest in RAM Pharmaceuticals today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

F0001
Fee: $ 50



Michael Watson
SECRETARY OF STATE

2024465982

Business ID: 1464897
Filed: 11/11/2024 04:59 PM
Michael Watson
Secretary of State

P.O. BOX 136
JACKSON, MS 39205-0136
TELEPHONE: (601) 359-1633

Articles of Incorporation

Business Information

Business Type: Profit Corporation
Business Name: RAM Pharmaceuticals Inc.
Business Email: rmyers@rampharmaceuticals.com
Future Effective Date: 11/11/2024
Period of Duration: Perpetual

NAICS Code/Nature of Business

325412 - Pharmaceutical Preparation Manufacturing

Registered Agent

Name: Ricky Myers
Address: 22 Bass Lane
Lumberton, MS 39455

Stock Information

Classes:	***No. of Shares:***
Common Non Voting	2700

Signature

The undersigned certifies that:
1) he/she has notified the above-named registered agent of this appointment;
2) he/she has provided the agent an address for the company, and;
3) the agent has agreed to serve as registered agent for this company

By entering my name in the space provided, I certify that I am authorized to file this document on behalf of this entity, have examined the document and, to the best of my knowledge and belief, it is true, correct and complete as of this day ***11/11/2024***.

Name:
Ricky Myers
Incorporator

Address:
22 Bass Lane
Lumberton, MS 39455

State of Mississippi

Certificate of Incorporation

Acting under the authority vested in me as Secretary of State by the Constitution and Laws of this State, I do hereby certify the following has satisfied all conditions precedent for incorporation in this State.

RAM Pharmaceuticals Inc.

Given this the 11th day of November, Two Thousand and Twenty-Four, in the Capital City of Jackson, Mississippi under my Hand and Seal,

Michael Watson





F0012
Fee: $ 50

Michael Watson
SECRETARY OF STATE

2025001192

Business ID: 1464897
Filed: 01/02/2025 02:25 PM
Michael Watson
Secretary of State

Articles/Certificate of Amendment

Business Details

Business ID: 1464897 ***Business Name:*** RAM Pharmaceuticals Inc.

Current Stock

Stock Class:	***Shares Authorized:***	***Shares Issued:***
Common Non Voting	2700	0

Amended Stock

Stock Class:	***Shares Authorized:***	***Shares Issued:***
Common	1700000	0
Common	20000000	0

Adoption and Approval Voting

The amendment(s) was(were) adopted on 01/02/2025.

- ☑ The Incorporators.
- ☐ The Directors without shareholder action and shareholder action was not required.
- ☐ The shareholders in the manner required by the Mississippi Business Corporation Act and the Articles of Incorporation.

NAICS Code/Nature of Business

325412 - Pharmaceutical Preparation Manufacturing

Signature

By entering my name in the space provided, I certify that I am authorized to file this document on behalf of this entity, have examined the document and, to the best of my knowledge and belief, it is true, correct and complete as of this day ***01/02/2025***.

Name:	***Address:***
Ricky Myers *Incorporator*	22 Bass Lane Lumberton, MS 39455

ATTACHMENT TO
ARTICLES OF AMENDMENT
RAM PHARMACEUTICALS INC.

This Attachment and the electronic form it accompanies, together, constitute the Articles of Amendment pursuant to Section 79-4-10.06 of the Mississippi Business Corporation Act (the "Act"). The purpose of this Attachment is to supplement the electronic form to comply with the Act.

The following provision amends and restates the Stock Information:

<u>Share Information</u>

The Corporation is authorized to issue 21,700,000 shares of Common stock which shall consist of 20,000,000 shares of Series A Common stock and 1,700,000 shares of Series B Common stock. Series A Common stock shall be voting shares without a par value and Series B Common stock shall be nonvoting shares with a par value of $1.00 per share; otherwise, Series A Common stock and Series B Common stock shall be identical in all respects.

The Corporation has not yet issued any shares; therefore, the previous authorized shares are replaced by the above and no conversion of shares is needed.

The following provisions are added to the Articles of Incorporation:

<u>Shareholder Consent Action</u>

Any action required or permitted by Section 79-4-1.01 et seq. to be taken at a shareholder's meeting may be taken without a meeting and without prior notice, if consents in writing setting forth the action so taken are signed by the holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. The written consent shall bear the date of signature of the shareholder who signs the consent and be delivered to the Corporation for inclusion in the minutes or filing with the corporate records.

<u>Limitation of Liability</u>

A director of the Corporation shall not be liable to the Corporation or its shareholders for money damages for any action, or any failure to take any action, as a director except for: (a) the amount of a financial benefit received by a director to which he is not entitled; (b) an intentional infliction of harm on the Corporation or the shareholders; (c) a violation of Section 79-4-8.33 of the Mississippi Code of 1972, as amended, as presently in effect or as amended hereafter, pertaining to liability for unlawful distributions; or (d) an intentional violation of criminal law. If Mississippi law is hereafter amended to authorize corporations to take corporate action further limiting or eliminating the personal liability of directors, then the liability of each director of the Corporation shall be limited or eliminated to the full extent permitted by Mississippi law as so amended from time to time. Neither the amendment nor repeal of this Article, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision. To the extent permitted by law, this Article shall apply to actions or omissions of a director of the Corporation antedating the adoption of this Article.

<u>Indemnification</u>

(a)   To the fullest extent permitted by law, including, without limitation, Section 79-4-8.53 of the Mississippi Code of 1972, as amended, as presently in effect or amended hereafter, pertaining to the advancement of expenses, the Corporation shall indemnify and advance expenses to its directors and officers for liability (as defined in Section 79-4-8.50(4) of the Mississippi Code of 1972, as amended, as presently in effect or amended hereafter) to any person for any action taken, or any failure to take any action, as a director or officer, as the case may be, except liability for: (a) receipt of a financial benefit to which he is not entitled; (b) an intentional infliction of harm on the Corporation or the shareholders; (c) a violation of Section 79-4-8.33 of the Mississippi Code of 1972, as amended, as presently in effect or as amended hereafter, pertaining to liability for unlawful distributions; or (d) an intentional violation of criminal law.

(b)   To the extent permitted by law, the right to indemnification and advancement of expenses conferred in this Article: (i) shall apply to acts or omissions antedating the adoption of this Article; (ii) shall be severable; (iii) shall continue as to a person who has ceased to be such director or officer; and (iv) shall inure to the benefit of the heirs, executors and administrators of such person.

(c)   No repeal or amendment of this Article shall limit the right to indemnification and advance of expenses conferred in this Article for liability for acts or omissions which occurred prior to the time of such repeal or amendment.

These Articles of Amendment have been authorized by the Incorporator of the Corporation without shareholder approval prior to the issuance of any shares of the Corporation and prior to election of directors for the Corporation, as permitted under Section 79-4-10.02 of the Act.


RAM PHARMACEUTICALS INC.

Ricky Myers

By:_____

Ricky Myers, its Incorporator
